UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Regal Beloit Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

758750103

(CUSIP Number)

August 22, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758750103

(1)	Names of Reporting Persons. A. O. Smith Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 2,834,026
(6) Shared Voting Power 0
(7) Sole Dispositive Power 2,834,026
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,834,026
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 6.83%*
(12)	Type of Reporting Person (See Instructions) CO

*	Calculation based on 38,684,888 shares of common stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on From 10-Q filed with the Securities and Exchange Commission on August 11, 2011, plus 2,834,026 shares of common stock issued to the Reporting Person on August 22, 2011.

CUSIP No. 758750103

Item 1	(a).	Name Of Issuer:

Regal Beloit Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

200 State Street Beloit, Wisconsin 53511

Item 2	(a).	Name of Person Filing:

A. O. Smith Corporation

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

11270 West Park Place Milwaukee, Wisconsin 53224

Item 2	(c).	Citizenship:

Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2	(e).	CUSIP Number:

758750103

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 758750103

Item 4.	Ownership

(a) Amount beneficially owned:

2,834,026

(b) Percent of class:

6.83%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

2,834,026

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

2,834,026

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2011

A. O. SMITH CORPORATION

By:	/s/ James F. Stern
Name: James F. Stern
Title: Executive Vice President, General Counsel and Secretary